

December 16, 2014

<u>Via E-mail</u>
Mark A. Blinn
President and Chief Executive Officer
Flowserve Corporation
5215 N. O'Connor Boulevard, Suite 2300
Irving, Texas 75039

>   **Re: Flowserve Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 23, 2011**
>   **File No. 1-13179**

Dear Mr. Blinn:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. You state on page 16 of your Form 10-K for the fiscal year ended December 31, 2012, filed February 21, 2013, that effective December 31, 2011, your foreign subsidiaries "completed the withdrawal" from autonomously conducting business with customers in Sudan and Syria, and that their remaining activities in those countries were limited to government-mandated inspections. However, you state on page 26 of your Form 10-Q for the quarterly period ended March 31, 2013, filed April 24, 2013, that effective December 31, 2011, your foreign subsidiaries were "directed to complete their withdrawal" from Sudan and Syria.

As you are aware, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the current Form 10-K about any contacts with Sudan or Syria. Please clarify for us the nature and extent of your contacts with Sudan and Syria since your letter to us dated November 17, 2011. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance